

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2014

Via E-mail
J. Brett Pope
Chief Executive Officer
SWK Holdings Corporation
15770 North Dallas Parkway, Suite 1290
Dallas, Texas 75248

> **Re:** **SWK Holdings Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 23, 2014**
> **File No. 333-193942**

Dear Mr. Pope:

We have reviewed your amended registration statement and response letter dated April 23, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

The Standby Purchaser may be able to significantly increase its proportional ownership interest in the Company, page 15

1. We note your response to comment 8 of our letter dated March 11, 2014. Please revise to describe the Standby Purchaser's rights after the two year period under the Voting Agreement has passed.

We are dependent upon our key management personnel for our future success, page 19

2. We note your response to comment 10 of our letter dated March 11, 2014. Revise your disclosure to state that, including Messrs. Pope and Black, you have three full-time employees and one part-time employee.

Notes to the Consolidated Financial Statements

Note 11. Income Taxes

3. We note that you have recorded a net deferred tax asset of $9.6 million at December 31, 2013. Your disclosures indicate that management has considered all available evidence, such as historical levels of income and predictability of future forecasts of taxable income in determining whether a valuation allowance is required. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Please provide us with specific detailed information to support the realizability of the net deferred tax asset and the amount of the valuation allowance reversal recorded at December 31, 2013.

Note 3. Marketable Securities, page F-18

4. We note your response to prior comment twenty five in the letter dated March 11, 2014. Please provide us with your impairment analysis for this investment at December 31, 2013. Please also tell why you believe this investment is marketable given that the first interest payment included paid-in-kind notes due to cash shortfall. In addition, please address the reasons for the statement that the investment was not material at December 31, 2013 as well as addressing how much of the secured note you expect to be collateralized by the royalty and milestone payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

J. Brett Pope
SWK Holdings Corporation
May 5, 2014
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Tammy Knight
        Holland & Knight LLP